SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-held Company – CVM 016390
Corporate Taxpayer’s ID (CNPJ): 01.832.635/0001-18
Company Registry ID (NIRE): 35.300.150.007

Av. Jurandir, 856, Lote 4, 1º andar
CEP 04072-000 São Paulo/SP

NOTICE TO THE MARKET

São Paulo, September 21, 2010 – TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM), pursuant to the Notice to Shareholders released on July 30, 2010, hereby announces that:

The deadline for shareholders to subscribe to shares in the Company’s capital increase, as approved within the limits of authorized capital by resolution of the Company's Board of Directors' on July 30, 2010, expired on September 14, 2010.

Shares were subscribed at the issue price of R$25.69 per share, totaling R$144,395,628.86, as per the table below:

Shareholder	Number of shares	% of Capital Increase
Maria Cláudia Oliveira Amaro	496,316	8.83%
Maurício Rolim Amaro	496,316	8.83%
Noemy Almeida Oliveira Amaro	1,488,972	26.49%
João Francisco Amaro	271,345	4.83%
Other Shareholders	2,867,745	51.01%

As announced in the Notice to Shareholders disclosed on July 30, 2010, there were no unsubscribed shares, only 937 shares resulting from the grouping of share fractions, which were fully1 apportioned among those shareholders who expressed their interest in acquiring them, pursuant to Article 171, Paragraph 7, b, of Law 6404/76, as per the table below:

Number of shares	% apportionment of leftovers as per options
937	0.01667054%

1 If the 937 shares are not entirely paid in, they will be auctioned on the stock exchange, as per Article 171 , Paragraph 7, of the Brazilian Corporation Law.

The right to subscribe to the leftovers may be exercised by those Company shareholders who made reservations upon subscription during the pre-emptive period, under the following conditions:

      i.        Subscription price: R$25.69 per common share

     ii.        Paying-in method: in cash, upon subscription

    iii.        Ratio: 0.01667054% shares per subscribed share

   iv.        Period for Subscription of Leftovers: 9/22/2010 to 9/28/2010 (inclusive)

    v.        Locale: at the custodian agents of the CBLC (Brazilian Clearing and Depository Corporation) and at the branches of Banco Itaú Unibanco S.A.

For further information, please contact the Company’s Investor Relations Department

São Paulo, September 21, 2010

________________________________________
Líbano Miranda Barroso
TAM S.A.’s Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 22, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.